Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

April 17, 2013 Issue 9 New American Arriving Arrivals Arrivals def. Creating a Premier Global Carrier A joint merger communication for employees of the new American Form S-4 – Also known as a registration statement, this filing includes material information related to the proposed merger, including background information, terms, transaction structure and compensation information. In our case, among other things, it explains the reasons the boards of directors of AMR and US Airways approved the proposed merger, including expected cost and revenue synergies and the benefits of an expanded network. The Form S-4, which was filed by American, also includes a preliminary proxy statement for the US Airways annual meeting of stockholders, which we anticipate will be held this summer, and at which US Airways’ stockholders will vote on the merger. Preliminary Proxy Statement – A proxy statement is a document that is filed when a company intends to solicit stockholder votes on one or more topics. In some circumstances, a company is required to file a preliminary version of its proxy statement with the SEC. US Airways’ preliminary proxy statement for its 2013 annual meeting is included in the Form S-4 that American filed with the SEC on Monday. US Airways will file a definitive, or final, proxy statement after the SEC reviews the Form S-4. The final proxy statement will contain information that US Airways stockholders can use to evaluate the merger, as well as details about the US Airways board of directors, executive compensation and other matters that are customarily voted on at its annual stockholder meeting. Form 10-K/A – A Form 10-K/A is an amendment to a company’s annual Form 10-K filing. We each filed a Form 10-K/A to add certain required 2012 compensation and corporate governance information to our Form 10-Ks, all of which is also included in the proxy statement/prospectus that is a part of the Form S-4. Plan of Reorganization – A plan of reorganization is a document filed with the Bankruptcy Court during a company’s restructuring that describes how the company intends to emerge from bankruptcy. In addition to setting out the potential recoveries for various stakeholders with claims or rights against American – which is typical of any plan of reorganization – American’s plan also contemplates the completion of American’s merger with US Airways. Disclosure Statement A disclosure statement is another document required to be filed with the Bankruptcy Court, and is typically filed alongside the plan of reorganization. It describes the terms of American’s plan of reorganization and the circumstances that led to both the Chapter 11 filing and our merger announcement, as well as other matters concerning the company and its business. The disclosure statement provides American’s stakeholders with the information they need to make an informed judgment on the company’s reorganization plan. Now that the Disclosure Statement has been filed with the Bankruptcy Court, American is asking the Bankruptcy Court to consider approval of its Disclosure Statement at a hearing set for May 30, 2013. If the Bankruptcy Court approves the Disclosure Statement at or soon after that hearing, American will be sending out its Disclosure Statement and Plan to holders of claims or equity interests in the company who are entitled to vote on the Plan under the Bankruptcy Code. AMR is asking the Bankruptcy Court to set a hearing to consider confirmation of its Plan for August 15, 2013. The SEC and the Bankruptcy Court will review these materials in the coming days and weeks, and will let us know if we need to file additional information. In addition to receiving regulatory clearance, the merger will need to be approved by the Bankruptcy Court, American’s creditors and US Airways stockholders – and these filings are an important step in securing those approvals. Stay tuned for updates on this process! Checking the Box for Another Merger Milestone corp.comm@aa.com Send us your questions! corporate.communications@usairways.com0 Earlier this week, important filings were made with the Securities and Exchange Commission (SEC) with required information regarding our proposed merger and the Bankruptcy Court for American’s Chapter 11 bankruptcy process. These filings contain material information about our combination and are a major milestone in the merger process. With them behind us, we are now one step closer to merging American and US Airways! Here’s an overview of what was filed: Merger Announcement on 2/14/13 Bankruptcy Court approves merger agreement on 3/27/13 AMR flies preliminary registration statement and US Airways files preliminary proxy information on 4/15/13 Dept. of Justice to review our merger US Airways Shareholders to vote on approving merger Bankruptcy Court approval of plan of Reorganization Planning to close the merger in 3Q13

Connecting the route map dots

By now you're probably familiar with our "New Places, New Faces" feature, which profiles new or interesting routes that the combined company will operate. We're pleased to report that American Airlines and US Airways are already planning steps to make our exciting new network a reality.

Earlier Wednesday, American and US Airways filed an application with the Department of Transportation to transfer international route authority from US Airways to American upon completion of the transaction. This brings us one step closer to being able to offer greatly expanded domestic and international options for travelers.

What does that mean for our business? Once the merger closes, we will offer more than 1,300 routes worldwide. That means that American customers will be able to fly to new cities like Amsterdam, Athens, Brussels and Tel Aviv, and US Airways customers will be able to fly to cities like Buenos Aires, Dusseldorf, Milan and Tokyo. Filing this application is another major milestone in our merger process, and we're excited to be making progress toward the finish line!

Flying toward a greener tomorrow

U.S. airlines today carry more customers and cargo per gallon of jet fuel than ever before. According to Airlines for America, between 1978 and 2011, U.S. carriers improved fuel efficiency by 120 percent and reduced carbon emissions by 3.3 billion metric tons. As part of our industry's long-standing commitment to fuel efficiency and our environment, American Airlines and US Airways both employ successful programs to reduce fuel consumption and carbon emissions.

American's Fuel Smart program started in 2005, while US Airways' Corporate Fuel Conservation Team began in 2008. Both programs are designed to identify, evaluate and implement ideas which safely reduce the companies' fuel consumption. Initiatives for both airlines include Auxiliary Power Unit (APU) usage reduction, single-engine taxi, engine wash, winglet installations and using high-speed tow tractors to move aircraft to hangars instead of taxiing.

US Airways also changed the alternate destination on its PHL-Tel Aviv flight from Larnaca, Cyprus to Amman, Jordan. The change, which doesn't compromise safety, allows the airline to reduce fuel load by approximately 3,200 pounds and saves approximately $150,000 annually.

"Through teamwork, mutual respect for the environment and a desire for success, our people surpassed the 2012 goal by saving 147 million gallons of fuel," said **Matt Pfeifer**, managing director, Operations Strategic Planning and a member of the Integration Management Office at American. "Since Fuel Smart began, more than 800 million gallons of fuel have been saved and 17 billion pounds of CO_2 eliminated."

Fuel Smart does more than save fuel; it helps those who serve our country. American donates a portion of its fuel savings to Air Compassion for Veterans, a nonprofit organization that helps active U.S. military, veterans and their families travel for medical assistance, counseling and rehabilitation needs. Since the partnership began in 2010, more than 5,000 wounded warriors and family members have been provided travel on American and American Eagle.



*American ORD Fleet Service Clerk **George Echevarria** connects the pre-conditioned air (PCA) hose to an aircraft. Using available ground power and PCA equipment instead of the APU saves jet fuel and eliminates more CO2 emissions.*

It's a fact

- In 2012, American's flight attendants collected $111,905 for the Wings Flight Attendant Disaster Relief Fund by recycling 12 million aluminum cans – approximately the weight of four new Boeing 737 aircraft.
- More than one year ago, US Airways launched an expanded onboard recycling program to include empty cans, clean snack boxes, empty plastic bottles, newspapers and magazines on mainline domestic flights. In addition to other recycling efforts underway at work locations around the system, employees have helped divert 9 million pounds of waste from landfills in 2012. That's the equivalent of 92 Airbus A319 aircraft.

2

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

American Airlines and US Airways take their commitment to the environment seriously at a corporate level, but the true benefit comes from employees who are passionate about making the world a better place. Dave Bozulich DFW-based Flight Attendant (AA) Marguerite O’Driscoll Manager, Environmental Programs (US) Culture club: Employees who go green Dave serves as the Recycling Coordinator for the Wings Foundation, an organization formed by American Airlines flight attendants with the mission of helping fellow flight attendants in need of financial assistance. We asked Dave about his role as coordinator, his passion for recycling and more. Years with the airline: 25 What inspired you to get involved with American’s recycling efforts? Back when I lived in an apartment, the trash bin outside was always overflowing with things that could be recycled. I remember thinking, “I wish there was some way I could make a difference and get people to recycle more.” Well, every day we make a difference by recycling on our aircraft. Now I get to be a part of these efforts. What does the National Recycling Coordinator for the Wings Foundation do, exactly? I coordinate the whole recycling program. I also look for trends – anything from spotting problem areas to seeing where we’ve improved. I share this information with all of our flight attendants using internal communications vehicles like HI-6 and AA.com employee email. We know onboard recycling makes the world a greener place. What other benefits are there? The money we collect through onboard recycling goes directly toward our disaster relief fund. Thanks to the fund, when Hurricane Sandy hit we were able to provide recovery aid to 53 flight attendants. Most people think that these disasters will never happen to them, but those who experience one firsthand see just what an impact it makes. What recycling effort at American do you feel has made the biggest difference? The Food and Beverage Department is one area where I really see an improvement each year, and it’s really rewarding. I help renegotiate recycling contracts with the companies our vendors use. It may just be a few pennies here and there, but when you look at the weight in cans we recycle, it really adds up. As manager of Environmental Programs/Dangerous Goods, Marguerite works with stations to help minimize waste and look for recycling options for a variety of items. She says, “This way, our operation can develop more environmentally sustainable processes.” Here Marguerite shares why she practices what she preaches. Years with the airline: 6 What do you like best about your job? I really enjoy getting to work with a variety of stations and departments and learning about their unique challenges. Compliance means a collaborative approach to problem solving so it really is a team effort. Why do you think environmental responsibility is important? With more than 25 years of experience in environmental management, I have seen the consequences when companies do not manage their chemicals and waste properly. It hurts the environment and the taxpayers when others have to step in and clean up a site. Environmental Responsibility is part of being a good corporate citizen, and it also makes economic sense. Compliance is good for the bottom line and is part of a healthy company. It is great to be part of a company where environmental initiatives like the Green Team are supported by leadership. How do you live a green lifestyle at home? I practice what I preach about recycling and conservation efforts 24/7. When I am not working to clean up the environment, I like to be outdoors playing in it, traveling, canoeing, cross-country skiing, hiking and biking. Earth Day is April 22

Los Angeles International Airport (LAX) LAX is the third busiest airport in the United States, trailing only Atlanta’s Hartsfield–Jackson International Airport (ATL) and Chicago O’Hare International Airport (ORD). American and American Eagle account for 15 percent of traffic at LAX. With the addition of nine new destinations from LAX through 2013, American and American Eagle will fly nonstop to 51 destinations around the world, enhancing our global reach and providing more access and choices for those traveling from this key business and leisure destination. LAX is North America’s gateway to Asia, and American offers daily direct flights to Shanghai and Tokyo, with access to other exciting destinations through our oneworld® partners in Asia. Or, fly across the Atlantic to London Heathrow International Airport (LHR) on our new 777-300ER. Travelers who want to stay state-side can explore the West Coast on our mainline and American Eagle flights or on our codeshare partner, Alaska Airlines. LAX features four runways and has the capacity to handle about 60 million passengers in a typical year. Hub love: LAX In certain issues of Arrivals we will spotlight one of our combined company’s hubs with fast facts and fun trivia about the new American’s biggest operational centers. American Airlines has served the Los Angeles area since 1930, and has a rich historical connection to the city. On Jan. 25, 1959, American became the first airline to offer transcontinental commercial jet service with Boeing 707 flights between Los Angeles and New York’s Idlewild Airport, known today as JFK. How will the merger benefit Los Angeles? The merger of US Airways and American Airlines will: Support jobs and communities in the region – together the two companies employ approximately 7,160 people and serve 16 locations throughout the state. Increase LAX’s connectivity and strengthen its presence as a hub. Together American and US Airways offer more than 165 daily departures out of LAX. Provide access to a larger network, including access to more than 335 destinations around the world. corp.comm@aa.com Send us your questions! corporate.communications@usairways.com 4 Heard in the Sky What new route are you most excited for and why? “I am most excited about our flights to Oregon and Ohio because I have friends and families that I am now going to visit more often with these new routes.” - Manuel Martinez, AA Fleet Service Clerk “Very excited about Hartford, Conn. (BDL)! The nonstop flight makes it easier to see my son who lives in BDL. Flying through Chicago with connections can be challenging. Plus, BDL is close to two of the largest casinos in the country . . . the restaurant selections alone are incredible!” - Lori Fox, AA Premium Services Concierge Representative The Griffith Observatory offers stunning views of Los Angeles, with Hollywood to the south and the Pacific Ocean to the southwest. Thoughts from third parties “Los Angeles and the airline industry both benefit enormously from being a major point of entry for domestic and international visitors alike. The American/US Airways merger will provide the region with a stronger, more stable base of service while strengthening competition amongst carriers.” – Mayor Antonio R. Villaraigosa (March 18, 2013) “[We believe] that [this merger] will strengthen hub operations at Los Angeles International Airport (LAX) and allow our region to reap all the economic benefits associated with that increased hub activity; and that it will help secure our region’s place as the gateway to the Pacific Rim, increase the L.A. region’s overall domestic and global connectivity, and help our region achieve its full potential as a competitive, dynamic global marketplace.” – David Flaks, Chief Operating Officer, Los Angeles County Economic Development Association (March 13, 2013)

Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forwardlooking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www. sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www. usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/ prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Arrivals April 17, 2013 ISSUE 9 Editor: Liz Landau, liz.landau@usairways.com past issues available on new Jetnet and Wings Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Have you read me lately? Following is legal language, which we’re required to print on each internal and external publication related to the merger. Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. corp.comm@aa.com Send us your questions! corporate.communications@usairways.com